NEWS RELEASE

EMX Acquires Mo-i-Rana Polymetallic VMS District in Norway

Vancouver, British Columbia, April 6, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the acquisition of 37,500 hectares of mineral exploration permits in central Norway that cover the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district in central Norway. The most notable deposit in the district is the Mofjell mine which produced 4.35 Mtonnes at 3.61% Zn, 0.71% Pb, and 0.31% Cu from 1928-19871. Over 200 mines and prospects with volcanogenic massive sulfide ("VMS") styles of mineralization are located within the Mo-i-Rana project area (the "Project"), including ten former producing mines (see Figure 1).

The acquisition of the Mo-i-Rana belt is part of a broad initiative that EMX is executing in Norway, where it has been steadily acquiring and forming partnerships to advance a variety of projects, including polymetallic base metal deposits, orogenic style gold systems and "battery metal" (nickel-copper-cobalt-PGE) type deposits. Together with its various partnerships, EMX has become a leading explorer in the Nordic countries. In accordance with EMX's royalty generation business model, the Company is seeking a capable partner to help advance the Mo-i-Rana project. EMX is planning to commence field work on the Project this coming spring and summer.

Mo-i-Rana VMS Belt. VMS style polymetallic deposits are developed in the Rana-Hemmes metallogenic region of Norway, which is also host to the prolific Rana Gruber iron mines as well as the nearby Bleikvassli Zn-Pb-Cu-Ag deposit, an EMX royalty property being advanced by Norra Metals Corp (TSX-V:NORA) (see Figure 2). This metallogenic area represents a tectonically displaced continuation of the Cambrian-Ordovician metallogenic belts in northeastern North America, which includes the Buchans and Bathurst VMS camps in eastern Canada, and also the Avoca VMS district in Ireland. As such, this represents one of the more prolific VMS belts in the world in terms of total production from its various mining districts, albeit now tectonically dissected and occurring along opposite sides of the Atlantic Ocean.

VMS, Carbonate Replacement Deposit ("CRD") and skarn types of mineralization are seen in the Mo-i-Rana district. Deposits are hosted by a deformed 10 x 25 kilometer belt of bimodal felsic and mafic volcanic rocks and sediments. This belt of volcanic and sedimentary rocks includes the Mofjell Group and Plurdal Group, which host a variety of pyritic base metal deposits with variable, but poorly documented enrichments in precious metals. At least nine individual VMS horizons are known to exist at different structural/stratigraphic levels in the Mofjell group and were intensely deformed (post-mineralization) during the Caledonian orogeny (490-390 million years ago). Some of these zones are quite extensive and can be traced along trend for up to up to 20 kilometers (Ibid1).

The most notable deposit, the Mofjell Mine, (the core of which remains covered by state-owned mining licenses) operated for over 50 years, closing in 1987. The deposit consists of three rod-shaped elongate VMS lenses, approximately 100 meters wide that extend for lengths of up to 2.8 kilometers. Just prior to mine closure, high gold and silver grades were discovered as disseminations in wall rocks within the historical mine workings (such as 2.8 meters averaging 3.88 g/t Au and 44.3 g/t Ag in underground drill hole DD1313 and 3.7 meters averaging 2.30 g/t Au and 75.7 g/t Ag in underground drill hole DD781A; true widths unknown2) but were never followed up3. This underscores the potential for additional discoveries of precious-metal enriched zones of mineralization in the belt.

1 Bjerkgård, et. al (2013). The Mofjell Project: Summary and conclusions. NGU Report 2013.048. https://www.ngu.no/upload/Publikasjoner/Rapporter/2013/2013_048.pdf

2 Bergverkselskapet Nord-Norge A/S, 1987. Reported by Directorate of Mining Norway. https://dirmin.no/sites/default/files/bibliotek/BV3351.pdf; The historical drilling was completed by Bergverkselskapet Nord-Norge A/S, 1987 and archived by the Norwegian Geological Survey. EMX believes these results to be reliable and relevant.

3 Bjerkgård, et al (2001). Ore Potential with emphasis on gold in the Mofjellet deposit, Rana, Nordland, Norway. NGU Report 2001.050. https://www.ngu.no/upload/Publikasjoner/Rapporter/2001/2001_050.pdf.

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In 2008, a partnership between industry, the Norwegian Geological Survey (NGU) and the local county administration was formed to investigate additional potential at Mofjell. This effort generated high resolution airborne geophysical data sets, as well as district scale mapping and geochemical sampling campaigns carried out by the NGU. These represent key data sets that EMX intends to utilize for further advancement of the Project.

Exploration upside exists at many of the historical occurrences, and only a portion of the nine individual VMS horizons have been tested to date. Most historical drilling was also shallow (i.e., less than 100 meters). In addition to the Mofjell occurrence itself, the most prospective areas are included in the Table 1.

In the summer of 2021, EMX will deploy field teams across the Mo-i-Rana belt to map geological features and collect and additional geochemical and geophysical data, as well as continue compilation of historical information while seeking a partnership for the Project.

Table 1: Trends and Principal Exploration Targets in the Mo-i-Rana VMS Belt.

Occurrence	Description
Hammertjønna

An underexplored zone of historical mines with VMS style mineralization that can be traced for over 350 meters along strike. Multiple lenses of mineralization have been documented in the mine workings and geophysical data suggests continuity of mineralization between historical mines (Ibid1).

Sølvberget

A four kilometer long zone of VMS occurrences that show evidence for enrichments in gold and silver. Limited historical drilling intersected VMS style mineralization, but the trend remains open at depth and along strike.

Reinfjell

This VMS horizon can be traced for over 8 kilometers and contains a number of prospects and occurrences as well as three significant historical producers; Thermos, Mos Mine, and Reinfjellet, all of which occur within the same stratigraphic VMS horizon. Only a small number of exploration holes have been drilled in this area (Ibid1).

Heramb

Historical mining targeted massive sulfide veins and lenses carrying pyrrhotite, pyrite, chalcopyrite, and sphalerite. 2007 airborne Transient Electromagnetic ("TEM") surveys revealed additional conductors along strike of the historical workings which have yet to be tested.

Bertelberget

Historical workings intersected a 5-6 meter thick zone of massive sulfide mineralization. Six exploration holes drilled in 1983 each intersected mineralization below and along strike of the mine workings.

Hellerfjellet

21 historical mine workings over a strike length of 200 meters with semi-massive and massive sulfide lenses up to 3m thick. A 2008 drill campaign intersected mineralization 250 meters down dip from surficial outcrops and can be traced for 1.5 kilometers along strike in geophysical data sets.

Småvatnan

This area is characterized by rod-shaped bodies of VMS mineralization apparently developed in fold hinges in deformed volcanic rocks. This area has received little exploration as it is covered with boggy terrain. Airborne TEM indicates mineralization continues at depth and remains untested(Ibid1).

Malmhaug

Copper-zinc CRD and skarn style mineralization developed in breccia zones in marble units. Only one of the three stratiform sulfide lenses at Malmhaug has been exploited, the others remain underexplored.

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Comments on Sampling, Assaying and Adjacent Properties. Samples and geochemical assays mentioned in this news release are reported by Norwegian Geologic Survey. EMX has not performed sufficient work to verify the properties' historical drill results or production data but considers this information as reliable and relevant based upon independent reviews of data from multiple independent sources. Additional drilling and sampling would be required to confirm these results.

The Mofjell Mine and nearby mines and deposits discussed in this news release provide context for EMX's properties, which occur in a similar geologic setting, but this is not necessarily indicative that the Company's properties host similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1. EMX's Mofjell Project and occurrences.

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Figure 2: Regional Property Location Map

EMX ROYALTYCORP
THE ROYALTY GENERATOR
EMX Mofjell License
Other EMX Projects
0 150 300
km
N
Mofjell
Bleikvassli
Røros VMS District
Mo i Rana Belt
Sagvoll
Kjøli
Løkken
Meråker
RKV
Tynset
Norway
Sweden
Finland
Date: April 2021

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